Exhibit 99.1

Alexco to Release Third Quarter 2018 Results on November 13, 2018

VANCOUVER, Oct. 30, 2018 /CNW/ - Alexco Resource Corp. (NYSE AMERICAN:AXU, TSX:AXR) today advises that it will release its third quarter 2018 financial results after market close on Tuesday,  November 13, 2018 followed by an audio webcast conference call to review those results at 12:30 a.m. Eastern (9:30 a.m. Pacific) on Wednesday, November 14, 2018.  To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US: 1-800-319-4610
Dial from outside Canada or the US: 1-604-638-5340
Confirmation Code#: Ask to join the Alexco conference call
Live audio webcast: www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory as detailed in its preliminary economic assessment (the "PEA") entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada", which is dated March 29, 2017, with an effective date of January 3, 2017, and anticipates the sequential development of four high grade silver deposits over an eight year mine life producing more than one million tonnes with an average grade of 843 grams per tonne silver, 3.3% lead and 4.6% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

View original content:http://www.prnewswire.com/news-releases/alexco-to-release-third-quarter-2018-results-on-november-13-2018-300739930.html

SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2018/30/c7988.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer; Lisa May, Director of Investor Relations, Phone: (778) 945-6577, Email: lmay@alexcoresource.com

CO: Alexco Resource Corp.

CNW 04:00e 30-OCT-18